Exhibit 99.1

EXECUTION COPY
FIFTH SUPPLEMENTAL INDENTURE
THIS AGREEMENT made as of the 29th day of June, 2016
B E T W E E N :
JUST ENERGY GROUP INC., a corporation incorporated under the Canada Business Corporations Act (the "Issuer")
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THE NOTE GUARANTORS (defined below)
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COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, as trustee (the "Trustee")
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CPPIB CREDIT INVESTMENTS INC., as holder of the Notes (defined below) (the "Holder")
WHEREAS the Issuer, the guarantors party thereto (the "Note Guarantors") and the Trustee are party to an indenture dated as of December 12, 2012 (as amended by a Consent and Waiver Agreement dated as of December 11, 2013, a First Supplemental Indenture dated as of December 24, 2013, the Second Supplemental Indenture dated as of February 21, 2014, the Third Supplemental dated as of July 29, 2014, the Fourth Supplemental Indenture dated as of March 30, 2016 and as may be further amended, restated, supplemented or otherwise modified from time to time, the "Indenture"), pursuant to which the Issuer has issued $80,000,000 of 9.75% Senior Unsecured Notes due 2018 (the "Notes");
AND WHEREAS the Issuer has requested certain amendments to the Indenture with respect to the ability of the Issuer to make Restricted Payments;
AND WHEREAS the Issuer has requested the Holder waive the 30 day notice requirements in Sections 4.3 and 4.7(c) of the Indenture to permit a partial redemption of the Notes in the principal amount of $25,000,000 on June 30, 2016 (the "Partial Redemption");
AND WHEREAS the Holder is the sole holder of the Notes and no Additional Notes have been issued;
AND WHEREAS pursuant to Section 1.6 of the Indenture, the Holder and the Issuer are agreeable to provide the amendments and terms contemplated herein;
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NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:
Section 1        Defined Terms
Capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Indenture.
Section 2        Waiver of Meeting
Notwithstanding the provisions contained in the Indenture, and subject to the terms and conditions provided for herein, the Holder hereby waives any requirements for (i) the provision of notice and (ii) the Trustee to call a meeting of the Holders of the Notes, as may be applicable under the terms of the Indenture in connection with this Agreement.
Section 3        Amendment
The Indenture is hereby amended as follows:
(a)	Section 5.10(b)(14) is deleted in its entirety and replaced with the following:
"other Restricted Payments made prior to March 29, 2017 in an aggregate amount which when taken together with all Restricted Payments made pursuant to this clause (14), do not exceed $50,000,000."
Section 4        Waiver of Notice of Redemption
Notwithstanding the provisions contained in the Indenture, and subject to the terms and conditions provided for herein:
(b)	the Holder hereby waives the minimum 30 day notice requirement for the Partial Redemption pursuant to Sections 4.3 and Section 4.7(c) of the Indenture.
(c)	the Trustee hereby waives (i) the minimum 30 day notice requirement for the Partial Redemption pursuant to Section 4.1 and (ii) the minimum 45 day period for receipt of the Officer Certificate referred to in Section 4.3 of the Indenture.
Section 5          Representations and Warranties
In order to induce the Trustee and Holder to enter into this Agreement, the Issuer hereby represents, warrants and confirms that no Event of Default or Default has occurred and is continuing.
Section 6          Conditions Precedent
This Agreement shall be subject to and conditional upon the following conditions precedent being fulfilled to the satisfaction of the Trustee and the Holder:
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(a)	execution and delivery of this Agreement by the Issuer, the Note Guarantors, the Trustee and the Holder;
(b)	the Trustee and Holder shall have received a certificate from an officer of the Issuer certifying its organizational documents, the resolutions authorizing the execution, delivery and performance of its obligations under this Agreement and incumbency of the officers executing this Agreement;
(c)	the Trustee and Holder shall have received a certificate of compliance of the Issuer;
(d)	the Trustee and Holder shall have received an opinion from counsel to the Issuer in form and substance satisfactory to the Trustee and to counsel to the Holder; and
(e)	payment of all reasonable legal fees and expenses incurred by the Holder and the Trustee in connection with the preparation, negotiation, execution and delivery of this Agreement.
Section 7              Continuance of Indenture and the Notes
The Issuer and each Note Guarantor acknowledges and confirms that the Indenture and the Notes shall be and continue in full force and effect and are hereby confirmed and the rights and obligations of all parties thereunder shall not be affected or prejudiced in any manner except as specifically provided for herein and references to the Indenture shall be references to the Indenture as amended hereby.
Section 8               No Waiver
The Issuer and each Note Guarantor acknowledges and confirms that except as expressly set out in this Agreement, none of the terms contained in this Agreement shall operate or be construed as a waiver of any of the provisions of the Indenture, the Notes and the Note Guarantees or any Default or Event of Default.
Section 9               Counterparts
This Agreement may be executed in any number of separate counterparts, each of which shall be deemed an original and all of said counterparts taken together shall be deemed to constitute one and the same instrument.
Section 10             Governing Law
This Agreement shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.
[Signature pages to follow]

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IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.
ISSUER:

JUST ENERGY GROUP INC.

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

NOTE GUARANTORS:

JUST ENERGY CORP.

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

JUST ENERGY CORP. as General Partner on behalf of JUST ENERGY MANITOBA L.P.

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

[Signature Page to Fifth Supplemental Indenture]
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JUST ENERGY CORP. as General Partner on behalf of JUST ENERGY (B.C.) LIMITED PARTNERSHIP

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

JUST ENERGY CORP. as General Partner on behalf of JUST ENERGY QUEBEC L.P.

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

JUST ENERGY CORP. as General Partner on behalf of JUST ENERGY TRADING L.P.

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

JUST ENERGY CORP. as General Partner on behalf of JUST ENERGY ALBERTA L.P.

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

[Signature Page to Fifth Supplemental Indenture]
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JUST ENERGY CORP. as General Partner on behalf of ALBERTA ENERGY SAVINGS L.P.

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

JUST ENERGY CORP. as General Partner on behalf of JUST ENERGY PRAIRIES L.P.

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

JUST ENERGY CORP. as General Partner on behalf of JUST ENERGY ONTARIO L.P.

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

UNIVERSAL ENERGY CORPORATION

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

ONTARIO ENERGY COMMODITIES INC.

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

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JUST MANAGEMENT CORP.

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

JUST MANAGEMENT CORP. as General Partner on behalf of JUST HOLDINGS L.P

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

JUST ENERGY FINANCE CANADA ULC

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

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JUST ENERGY ILLINOIS CORP.

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

JUST ENERGY INDIANA CORP.

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

JUST ENERGY MASSACHUSETTS CORP.

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

JUST ENERGY NEW YORK CORP.

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

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JUST ENERGY, LLC as General Partner on behalf of JUST ENERGY TEXAS LP

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

JUST ENERGY PENNSYLVANIA CORP.

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

JUST ENERGY MICHIGAN CORP.

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

JUST ENERGY FINANCE LLC

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

COMMERCE ENERGY, INC.

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

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HUDSON ENERGY SERVICES LLC

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

HUDSON ENERGY CORP.

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

HE HOLDINGS, LLC

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

HUDSON PARENT HOLDINGS LLC

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

DRAG MARKETING LLC

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

JUST ENERGY RESOURCES LLC

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

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FULCRUM RETAIL HOLDINGS LLC

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

FULCRUM RETAIL ENERGY NEW YORK, LLC

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

TARA ENERGY, LLC

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

FULCRUM RETAIL ENERGY NEW YORK, LLC

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

JUST ENERGY FINANCE II, LLC

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

JUST MANAGEMENT CORP., as General Partner on behalf of JEGI HOLDINGS L.P.

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

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JUST MANAGEMENT CORP. as General Partner on behalf of JEGI Holdings II L.P.

By:	Signed
Name: Patrick C. McCullough
Title: Chief Financial Officer

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TRUSTEE:

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

By:	Signed
Name: Yana Nedyalkova
Title: Corporate Trust Officer

By:	Signed
Name: Raji Sivalingam
Title: Associate Trust Officer

[Signature Page to Fifth Supplemental Indenture of Just Energy Group Inc. – 9.75%
 Senior Unsecured Notes due 2018]
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HOLDER:

CPPIB CREDIT INVESTMENTS INC.

By:	Signed
Name: Adam Vigna
Title: Authorized Signatory

By:	Signed
Name: Nick Zelenczuk
Title: Authorized Signatory

[Signature Page to Fifth Supplemental Indenture]

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